EXHIBIT 99.1

Brookfield Asset Management Reports Third Quarter 2019 Net Income and FFO

Net Income almost doubles to $1.8 billion or $0.91 per share
FFO of $826 million or $0.80 per share

BROOKFIELD, NEWS, Nov. 14, 2019 (GLOBE NEWSWIRE) --  Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A) today announced financial results for the quarter ended September 30, 2019.

Bruce Flatt, CEO of Brookfield, stated, “Our results were strong, underpinned by long-term businesses which are doing well. With the completion of our Oaktree transaction we broadened our product offering and this should be additive for our clients. Our $65 billion of capital available for investments is our highest, ever.”

Operating Results

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Net income[1]	$1,756	$941	$6,744	$6,543
Per Brookfield share[2]	0.91	0.11	3.73	2.56
Funds from operations[2,3]	$826	$1,085	$4,341	$4,346
Per Brookfield share[2,3]	0.80	1.07	4.29	4.28

1.     Consolidated basis – includes amounts attributable to non-controlling interests.
2.     Excludes amounts attributable to non-controlling interests.
3.     See Basis of Presentation on page 8 and a reconciliation of net income to FFO on page 5.

Net income was $1.8 billion for the quarter and $6.7 billion over the last twelve months. Over the last year, we closed a number of acquisitions and advanced initiatives which contributed to our results in the current period. The current quarter also benefited from a deferred tax recovery.

Funds from operations (“FFO”) were $826 million for the quarter and $4.3 billion over the last twelve months. Our fee related earnings before performance fees increased by 35% and 26% in the quarter and over the LTM, respectively, reflecting the substantial increase in the scale of our business. This was mainly driven by the large amount of capital raised in our flagship funds in the last twelve months across each of our strategies, as well as unit price appreciation across our listed partnerships. Fee related earnings in the prior year quarter included $94 million of performance fees and we recorded no performance fees in the current quarter.

Our invested capital generated strong returns across most of our businesses. However, the resultant earnings growth was largely offset by mark-to-market volatility on listed financial assets and a retracement of earnings within one of our private equity operations that recorded particularly strong results in 2018. The prior year quarter included higher disposition gains within our private equity and real estate businesses.

Dividend Declaration

The Board declared a quarterly dividend of US$0.16 per share (representing US$0.64 per annum), payable on December 31, 2019 to shareholders of record as at the close of business on November 29, 2019. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

We completed the acquisition of a 61.2% interest in Oaktree Capital Management. Together, our total assets under management and fee bearing capital now stand at over $500 billion and $270 billion, respectively, and we have over 1,800 combined institutional investors globally.

We added $102 billion of private fund fee bearing capital as a result of the completion of the privatization of Oaktree which we completed on the last day of the quarter. We also raised $2 billion of private fund capital in the quarter, bringing the total third-party capital raised over the last twelve months to $28 billion. This included $19 billion of fee bearing capital from flagship fundraising, $3 billion across our growing long-life fund strategies, and $6 billion across other fund co-investments.

Subsequent to quarter end, we held the final close of our fifth flagship private equity fund, reaching a total fund size of $9 billion.

Based on strong investor demand, the fund attracted total capital commitments exceeding the original $7 billion fundraising target. In addition, we expect our latest flagship infrastructure fund to hold its final close by the end of 2019 or early in 2020, bringing the latest round of flagship fundraising to completion. Together with co-investment capital raised to date, we expect this round of flagship fundraising to exceed the initial target of ±$50 billion. As at September 30, 2019 our latest flagship real estate, infrastructure and private equity funds were already approximately 45% invested or committed in aggregate, based on current funds raised, and we continue to see opportunity to deploy this capital for value globally.

Annualized fees and target carried interest now stand at a run-rate of $5.4 billion.

Fee related earnings, before performance fees, increased by 26% over the last twelve month period, attributable to private fund capital raised and the increased capitalization of our listed partnerships. The current period includes no fee related earnings from Oaktree as the transaction closed on the final day of the quarter, however annualized fee revenues together with Oaktree is now $2.8 billion, or $1.4 billion net of costs.

We recognized $595 million of realized carried interest into income over the last twelve months before costs, including $59 million in the current quarter from capital returned within our first flagship real estate fund. We continue to expect realizations within this fund in the fourth quarter of 2019 and in the first half of 2020, as we sell the remaining investments within the fund and return capital to its investors. Together with Oaktree, annualized target carried interest stands at $2.6 billion, or $1.7 billion net of costs.

We deployed $33 billion of capital over the last twelve months and reached a record level of approximately $65 billion of deployable capital across the business.

We advanced several previously announced transactions during the quarter and announced commitments to a number of new transactions. We invested $5.2 billion to acquire our 61.2% share of Oaktree, including funding of approximately $2.4 billion of cash and approximately 53 million of Class A shares of Brookfield, valued at $2.8 billion on the closing date of the transaction. In our infrastructure business, we completed the acquisition of a data distribution business in New Zealand. We also announced commitments to several transactions which we expect to close during the fourth quarter or early 2020. Within our private equity business, we signed an agreement to acquire a controlling interest in the largest private residential mortgage insurer in Canada, as well as the acquisition of a 45% interest in a leading global infrastructure services company that provides access and scaffolding systems and specialized services to the industrial, infrastructure and commercial property markets.

At the end of the quarter, we had $50.8 billion of uncalled fund commitments available for transactions yet to close and new investments. We also had $13.8 billion of liquidity in the form of cash and financial assets, as well as long-dated, committed undrawn credit facilities, across our listed entities. Our liquidity is increasingly supplemented by the cash available for distribution and/or reinvestment. Today the business generates $2.5 billion of free cash flow on an annualized basis, before the impact of any carried interest. We continue to expect to realize carried interest within our earlier vintage flagship funds in the fourth quarter of 2019 and in the first half of 2020.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	September 30	December 31
	2019	2018
Assets
Cash and cash equivalents	$7,595	$8,390
Other financial assets	7,975	6,227
Accounts receivable and other	19,080	16,931
Inventory	9,732	6,989
Assets classified as held for sale	3,759	2,185
Equity accounted investments	40,008	33,647
Investment properties	85,993	84,309
Property, plant and equipment	77,413	67,294
Intangible assets	24,599	18,762
Goodwill	11,594	8,815
Deferred income tax assets	3,660	2,732
Total Assets	$291,408	$256,281

Liabilities and Equity
Corporate borrowings	$7,035	$6,409
Accounts payable and other	34,174	23,989
Liabilities associated with assets classified as held for sale	2,084	812
Non-recourse borrowings of entities that we manage	123,204	111,809
Deferred income tax liabilities	13,214	12,236
Subsidiary equity obligations	4,096	3,876
Equity
Preferred equity	4,145	4,168
Non-controlling interests in net assets	74,029	67,335
Common equity	29,427	25,647
Total Equity	107,601	97,150
Total Liabilities and Equity	$291,408	$256,281

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Nine Months Ended
	2019	2018	2019	2018
Revenues	$17,875	$14,858	$50,007	$40,765
Direct costs	(13,910)	(11,967)	(38,880)	(32,839)
Other income and gains	51	144	972	581
Equity accounted income	414	50	1,761	680
Expenses
Interest	(1,926)	(1,274)	(5,375)	(3,377)
Corporate costs	(23)	(25)	(72)	(76)
Fair value changes	394	132	(835)	1,537
Depreciation and amortization	(1,299)	(833)	(3,567)	(2,175)
Income tax	180	(144)	(295)	(636)
Net income	$1,756	$941	$3,716	$4,460

Net income attributable to:
Brookfield shareholders	$947	$163	$1,961	$1,700
Non-controlling interests	809	778	1,755	2,760
	$1,756	$941	$3,716	$4,460

Net income per share
Diluted	$0.91	$0.11	$1.85	$1.53
Basic	0.93	0.11	1.90	1.57

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Net income	$1,756	$941	$6,744	$6,543
Realized disposition gains in fair value changes or prior periods	190	387	972	1,135
Non-controlling interests	(1,741)	(1,415)	(7,050)	(6,030)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	180	446	274	1,570
Fair value changes	(394)	(132)	578	(1,817)
Depreciation and amortization	1,299	833	4,494	2,765
Deferred income taxes	(464)	25	(1,671)	180
Funds from operations[1,2]	$826	$1,085	$4,341	$4,346

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Asset management	$345	$320	$1,461	$1,286
Real estate	271	464	1,514	1,745
Renewable power	44	48	381	307
Infrastructure	103	80	454	598
Private equity	154	247	867	615
Residential	42	16	90	93
Corporate	(133)	(90)	(426)	(298)
Funds from operations[1,2]	$826	$1,085	$4,341	$4,346

Per share[3]	$0.80	$1.07	$4.29	$4.28
  Non-IFRS measure – see Basis of Presentation on page 8.
  Excludes amounts attributable to non-controlling interests.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended September 30 (US$ millions, except per share amounts)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Net income	$1,756	$941	$6,744	$6,543
Non-controlling interests	(809)	(778)	(2,899)	(3,797)
Net income attributable to shareholders	947	163	3,845	2,746
Preferred share dividends	(38)	(38)	(150)	(153)
Dilutive effect of conversion of subsidiary preferred shares	(17)	(20)	(53)	(87)
Net income available to common shareholders	$892	$105	$3,642	$2,506

Weighted average shares	956.1	957.9	956.2	958.1
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	24.1	20.1	21.3	21.2
Shares and share equivalents	980.2	978.0	977.5	979.3

Diluted earnings per share[2]	$0.91	$0.11	$3.73	$2.56
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

CASH AVAILABLE FOR DISTRIBUTION AND/OR REINVESTMENT

Unaudited For the periods ended September 30 (US$ millions)	Three Months Ended		Last Twelve Months Ended
	2019	2018	2019	2018
Fee related earnings	$306	$320	$1,034	$1,218
Distributions from investments	420	506	1,632	1,610
Other invested capital earnings
Corporate interest expense	(87)	(83)	(342)	(311)
Corporate costs and taxes	(9)	(27)	(139)	(118)
Other wholly owned investments	1	18	(14)	135
	(95)	(92)	(494)	(294)
Preferred share dividends	(38)	(38)	(150)	(153)
Cash available for distribution and/or reinvestment before realized carried interest	593	696	2,022	2,381
Realized carried interest, net[3]	39	—	427	68
Cash available for distribution and/or reinvestment	$632	$696	$2,449	$2,449

3.     Non-IFRS measure – see Basis of Presentation on page 8.

Additional Information

The Letter to Shareholders, the company’s Supplemental Information and Management’s Discussion and Analysis for the three months ended September 30, 2019, contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended September 30, 2019, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield’s Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2019 Third Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call, please dial 1-866-688-9425 toll free in North America, or for overseas calls please dial 1-409-216-0815 (Conference ID: 3339309) at approximately 10:50 a.m. The Conference Call will also be Webcast live at www.brookfield.com under Brookfield Asset Management/Events and Presentations. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight November 21, 2019. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 3339309).

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $500 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Vice President, Branding & Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers and entities.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to Cash available for distribution and/or reinvestment, which is referring to the sum of our Asset Management segment FFO and distributions received from our ownership of investments, net of Corporate activities FFO and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

Brookfield is not making any offer or invitation of any kind by communication of this news release and under no circumstance is it to be construed as a prospectus or an advertisement.

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Where this news release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns. Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds. Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes and hurricanes; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii)  risks specific to our business segments including our real estate, renewable power, infrastructure, private equity, and residential development activities; (xxiv) and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Investors and other readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information.  Except as required by law, the corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.

Target returns set forth in this news release are for illustrative and informational purposes only and have been presented based on various assumptions made by Brookfield in relation to the investment strategies being pursued by the funds, any of which may prove to be incorrect. There can be no assurance that targeted returns will be achieved. Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds and the business could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them. Prior performance is not indicative of future results and there can be no guarantee that the funds will achieve the target returns or be able to avoid losses.

Certain of the information contained herein is based on or derived from information provided by independent third-party sources. While Brookfield believes that such information is accurate as of the date it was produced and that the sources from which such information has been obtained are reliable, Brookfield makes no representation or warranty, express or implied, with respect to the accuracy, reasonableness or completeness of any of the information or the assumptions on which such information is based, contained herein, including but not limited to, information obtained from third parties.